UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Securities: Changes to Board of Directors

Tokyo, March 30, 2009 – Mitsubishi UFJ Securities Co., Ltd., a subsidiary of Mitsubishi UFJ Financial Group, Inc., today announced changes to its Board of Directors as shown in the attached.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Mitsubishi UFJ Securities Co., Ltd.

Changes to Board of Directors

Tokyo, March 30, 2009

Mitsubishi UFJ Securities Co., Ltd., a subsidiary of Mitsubishi UFJ Financial Group, Inc., hereby announces that the following changes are made to its Board of Directors:

•	As from April 1, 2009

Name	Before	After
Yasumasa Gomi	Chairman & CEO (Representative Director)	Chairman (Representative Director)

Fumiyuki Akikusa	President (Representative Director)	President & CEO (Representative Director)

•	As from May 18, 2009

Name	Before	After
Yasumasa Gomi	Chairman (Representative Director)	Senior Advisor